Exhibit 3.4

                           Linklaters & Paines
                      885 Third Avenue, Suite 2600
                           New York, NY 10022



                              March 8, 1996



Van Kampen American Capital Distributors, Inc.
One Parkview Plaza
Oakbrook Terrace, IL 60181

Dear Sirs:

            Van Kampen American Capital Equity Opportunity Trust,
                        Series 28 (the "Fund")

      1. We have acted as special United Kingdom ("UK") taxation advisers in connection with the issue of units ("Units") in the above Fund on the basis of directions given to us by Chapman and Cutler, counsel to yourselves.

      2. This opinion is limited to UK taxation law as applied in practice on the date hereof by the Inland Revenue and is given on the basis that it will be governed by and construed in accordance with English law as enacted.

      3. For the purpose of this opinion, the only documentation which we have examined is the Van Kampen American Capital Equity Opportunity Trust, Series 28 dated February 16, 1996 (the "Prospectus"). We have been advised by Chapman and Cutler that there will be no material differences between the Prospectus and the final prospectus to be issued for the Fund.

     4.   We have assumed for the purposes of this opinion that:-

          4.1 a holder of Units ("Unitholder") is, under the terms of the Trust Agreement governing the United Kingdom Trust (the "Trust") of the Fund, entitled to have paid to him (subject to a deduction for annual expenses, including total applicable custodial fees and certain other costs associated with foreign trading and annual Trustee's, Sponsor's and administrative fees and expenses) his pro rata share of all the income which arises to the Trust from the investments in the Trust, and that, under the governing law of the Trust Agreement, this is a right as against the assets of the Trust rather than a right enforceable in damages only against the Trustee;

         4.2 for taxation purposes the Trustee is not a UK resident, is a US resident; the general administration of the Fund will be carried out only in the US; and no Units are registered in a register kept in the UK by or on behalf of the Trustee;

          4.3 the Trust is not treated as a corporation for US tax purposes;

          4.4 the structure, including the investment strategy of the Fund, will be substantially the same as that set out in the Prospectus; and

          4.5 each Unitholder is neither resident nor ordinarily resident in the UK, nor is any such Unitholder carrying on a trade in the UK through a branch or agent.

      5. We understand that the Fund will consist of four unit investment trusts: the United States Trusts (the "Strategic Ten United States Trust" and the "Strategic Five United States Trust"), the Trust and the Hong Kong Trust; that the Trust will contain the ten common stocks in the Financial Times Industrial Ordinary Share Index having the highest dividend yield at the close of business three days prior to the Initial Date of Deposit of the Fund; and that the Trust will hold such UK common stocks for a period of approximately one year, after which time the Trust will terminate and the stocks will be sold. We address UK tax issues in relation only to the Trust.

      6. Where a dividend which carries a tax credit as distinct from a foreign income dividend (in relation to which, see 7 below) is paid by a UK resident company to a qualifying US resident which (either alone or together with one or more associated corporations) controls directly or indirectly less than 10 percent of the voting stock of that UK company, the qualifying US resident is entitled, on making a claim to the UK Inland Revenue, to a payment of a tax credit currently equal to a quarter of the dividend less a withholding of 15 percent of the aggregate amount of the tax credit and the dividend. Thus, on payment by a UK company of a dividend of 80, a tax credit of 20 arises and so a qualifying US resident will be entitled on making such a claim to a payment from the UK Inland Revenue of 5 (being 20 less 15 percent of (20 + 80)).

     A person will be a qualifying US resident for these purposes if:-

          6.1 that person is a resident of the US for the purposes of the double tax treaty between the US and the UK (the "Treaty"). The Trustee will be a resident of the US for these purposes if it is resident in the US for the purposes of US tax. However, it will only be a resident of the US for Treaty purposes to the extent that the income derived by the Trust is subject to US tax as the income of a US resident either in the hands of the Trust itself or in the hands of its beneficiaries.

     We have assumed that the Trust will not be subject to US tax on its income and that such income will be treated as income of the beneficiaries of the Trust for US purposes. Accordingly, the Trust would be a US resident for the purposes of the Treaty only to the extent that the beneficiaries would be taxable in the US on such income or treated as so taxable by agreement between the relevant authorities. The provisions of the Treaty have been extended to grant resident status to tax exempt charitable trusts and pension funds. We understand that this is confirmed on the US Treasury side by its "Technical Explanation" of the Treaty issued on March 9, 1977;

          6.2 the dividend is paid to that person. We believe that the payment of a dividend to the Trustee and onward payment by the
     Trustee  should  qualify  as the payment  of  the  dividend  to  the
     Unitholder for these purposes. The position is however not completely free from doubt, but this appears to be present Inland Revenue practice;

         6.3 the beneficial owner of the dividend is a resident of the US for the purposes of the Treaty. The Trust will not be the beneficial owner of any dividend for these purposes. Whether a Unitholder is beneficial owner will depend upon the circumstances of his ownership of the Units; and

         6.4 that person satisfies the other requirements of the Treaty including the following:-

         6.4.1 that the dividend is not received in connection with a UK permanent establishment or fixed base of that person;

         6.4.2 subject to certain exemptions, that person is not a US corporation:

                    (i) 25% or more of whose capital is owned directly or indirectly by persons other than individual residents or nationals of the US; and

                    (i) which suffers US tax on the dividend at a rate substantially less than that which is generally imposed on corporate profits or which is an 80:20 corporation for the purposes of the US Internal Revenue Code of 1954, section 861;

         6.5 that person is not a corporation resident in both the US and the UK; and

         6.6 that person is not exempt from US tax in a case where (a) that person's interest in the UK company is not acquired for bona fide commercial reasons and (b) if the recipient of the dividend were a resident of the UK and exempt from UK tax, the UK exemption would be limited or removed.

     Therefore,  although  the  position  is  not  free  from  doubt,   a
     Unitholder, where the requirements set out above are satisfied, should, on making an appropriate claim, be entitled to repayment of part of the UK tax credit. However, since the UK Inland Revenue normally require claims to be made by the beneficial owner of a dividend, the Trustee will not, in the absence of arrangements with the UK Inland Revenue and the Unitholders, be able to claim any such repayment.

     Moreover, in order to make a claim for repayment, the Unitholder will need to produce evidence of the payment of the dividend and of his interest in it. Normally this is achieved by submitting to the Inland Revenue tax vouchers which derive directly from the UK company paying a dividend, or which are prepared by the Trustee and evidence to the satisfaction of the Inland Revenue the entitlement of the Unitholder to that dividend. Where the Trustee provides neither of these, it will in practice be difficult for the Unitholder to establish his interest in any dividend payment and accordingly his entitlement to any tax credit.

      7. Since 1 July 1994, it is possible for a UK resident company to elect to treat a cash dividend paid by it as a "foreign income dividend" ("FID"). If a company makes an effective election to pay a FID in respect of shares which are held in the United Kingdom Portfolio of the Trust, there will be no entitlement to a refundable tax credit in respect of that FID, notwithstanding 6 above. A limited number of FIDs have now been declared and experience to date suggests that, due to the benefits to the payers which can result, the amounts so declared can be materially greater than would have been the case if the company had not taken advantage of the provisions governing the payment of FIDs.

      8. The Trust may be held to be trading in stock rather than holding stock for investment purposes by virtue, inter alia, of the length of the time for which the stock is held. If the stock is purchased through a UK resident agent, then if the Trust is held to be trading in such stock, profits made on its subsequent disposal may, subject to 9 and 10 below, be liable to United Kingdom tax on income.

      9. Under current law, the Trust's liability to tax on such profits will be limited to the amount of tax (if any) withheld from the Trust's income provided such profits derive from transactions carried out on behalf of the Trust by a UK agent where the following conditions are satisfied:

           9.1 the transactions from which the profits are derived are investment transactions;

           9.2 the agent carries on a business of providing investment management services;

           9.3 the transactions are carried out by the agent on behalf of the Trust in the ordinary course of that business;

           9.4 the remuneration received by the agent is at a customary rate for the type of business concerned;

           9.5 the agent acts for the Trust in an independent capacity. The agent will act in an independent capacity if the relationship between the agent and the Trust, taking account of its legal, financial and commercial characteristics, is one which would exist between independent persons dealing at arms' length. This will be regarded as the case by the UK Inland Revenue if, for example, the provision of services by the agent to the Trust (and any connected person) does not form a substantial part of the agent's business (namely where it does not exceed 70 percent of the agent's business, by reference to fees or some other measure if appropriate).

                In addition, this condition will be regarded as satisfied by the UK Inland Revenue if interest in the Trust, a collective fund, are freely marketed;

           9.6 the agent (and persons connected with the agent) do not have a beneficial interest in more than 20 percent of the Trust's income derived from the investment transactions (excluding reasonable management fees paid to the agent); and

           9.7 the agent acts in no other capacity in the UK for the Trust.

     Further where stock is purchased and sold through a UK broker in the ordinary course of a bona fide broking business carried on in the UK by that broker and the remuneration which the broker receives for the transactions is at a rate which is no less than that which is customary for that class of business and the broker acts in no other capacity for the Trust in the UK, profits arising from transactions carried out through that broker will not be liable to UK tax.

     Accordingly, unless a Unitholder is UK resident or, being non-UK resident, has a presence in the UK (other than through an agent or a broker acting in the manner described in 9 and 10) above in connection with which the Units are held, UK tax on such profits will not be collected from that Unitholder.

     10. We understand that the Trustee has a branch in the UK and a wholly-owned UK resident subsidiary. Where the Trustee has a presence in the UK then it is technically possible that income or gains of the Fund could be assessed upon the Trustee, whether arising from securities or from dealings in those securities. However, we consider that any such risk should be remote providing that:-

           10.1 any income derived by the Trustee will be derived by it (see 6.1 above) as a resident of the US for the purposes of the Treaty; and

           10.2 neither the UK branch nor the UK resident subsidiary of the Trustee will have any involvement with establishing or managing the Fund or its assets, nor will they derive income or gains from the Fund or its assets.

     11. Where the Trustee makes capital gains on the disposal of shares in the UK companies in which the Trust invests, a Unitholder will not be liable to UK capital gains tax on those gains.

      12. UK stamp duty or stamp duty reserve tax will generally be payable at the rate of 50p per 100 of the consideration (or any part) in respect of a transfer of the shares in UK incorporated companies or in respect of transfers to be effected on a UK share register. The tax will generally be paid by the purchaser of shares. Under current law, no UK stamp duty or stamp duty reserve tax should be payable on an agreement to transfer nor a transfer of Units, provided that such transfer is neither executed in nor brought into the UK.

     13. In our opinion the taxation paragraphs contained on pages 41 to 42 of the Prospectus under the heading "United Kingdom Taxation", as amended in accordance with the Appendix attached to this letter, which are to be contained in the final prospectus to be issued for the Fund, represent a fair summary of material UK taxation consequences for a US resident Unitholder.

      14. This opinion is addressed to you on the understanding that you (and only you) may rely upon it in connection with the issue and sale of the Units (and for no other purpose). This opinion may not be quoted or referred to in any public document or filed with any governmental agency or other person without our written consent. We consent however to the reference which is to be made in the prospectus to be issued for the Fund to our opinion as to the UK tax consequences to US persons holding Units in the Trust.

Yours faithfully


Linklaters & Paines